UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.__1__)*


                             POGO PRODUCING COMPANY
                             ----------------------
                                (Name of Issuer)


                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    730448107
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                        (Continued on following page(s))
                               (Page 1 of 4 Pages)

CUSIP No. 730448107
          ---------



    1.  Names of Reporting Persons.           KLINGENSTEIN, FIELDS & CO., L.L.C.
        I.R.S. Identification Nos. of above persons (entities only).

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  [ ]
        (b)  [ ]

    3.  SEC Use Only

    4. Citizenship or Place of Organization             DELAWARE


Number of               5. Sole Voting Power                    0
Shares
Beneficially            6. Shared Voting Power          3,100,006
Owned by
Each Reporting          7. Sole Dispositive Power               0
Person With
                        8. Shared Dispositive Power     3,100,006

    9.  Aggregate Amount Beneficially Owned by Each Reporting Person. 3,100,006

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

    11. Percent of Class Represented by Amount in Row (9)                  5.3%

    12. Type of Reporting Person (See Instructions)                        IA

ITEM 1

      (a)   Name of Issuer:  POGO PRODUCING COMPANY

      (b)   Address of Issuer's Principal Executive Offices
            FIVE GREENWAY PLAZA
            SUITE 2700
            HOUSTON, TEXAS  77046-0504

ITEM 2

      (a)   Name of Person Filing
            KLINGENSTEIN, FIELDS & CO., L.L.C.

      (b) Address of Principal Business Office or, if none, Residence 787 SEVENTH AVENUE NEW YORK, NEW YORK 10019

      (c)   Citizenship
            DELAWARE

      (d)   Title of Class of Securities
            COMMON STOCK, PAR VALUE $1.00 PER SHARE

      (e)   CUSIP Number: 730448107

ITEM 3
            KLINGENSTEIN, FIELDS & CO., L.L.C. IS AN INVESTMENT ADVISER IN ACCORDANCE WITH SS.240.13D-1(B)(1)(II)(E).

ITEM 4

      (a)   Amount Beneficially Owned:
            3,100,006

      (b)   Percent of Class
            5.3%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote              0

            (ii) shared power to vote or to direct the vote     3,100,006

            (iii) sole power to dispose or to direct the disposition of 0

            (iv) shared power to dispose or to direct the disposition of
                                                                3,100,006

ITEM 5
            Ownership of Five Percent or Less of a Class

            IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING . [ ]

ITEM 6
            Ownership of More than Five Percent on Behalf of Another
Person
            NOT APPLICABLE

ITEM 7
            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company
            NOT APPLICABLE

ITEM 8
            Identification and Classification of Members of the Group NOT APPLICABLE

ITEM 9
            Notice of Dissolution of Group
            NOT APPLICABLE

ITEM 10
            Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007

                                     Klingenstein, Fields & Co., L.L.C.


                                     By:   /s/  Jonathan Roberts
                                         -------------------------------
                                         Jonathan Roberts, Member